EXHIBIT TO ITEM 77-D

PACIFIC FUNDS

The investment policies of the following Funds have been changed effective

July 1, 2002 to allow such Funds to invest in the types of securities listed beneath the relevant Fund's name.

PF MFS Mid-Cap Growth Fund	PF MFS Global Growth Fund
Corporate asset-backed securities	Corporate asset-backed securities
Mortgage-related securities (including	Mortgage-related securities (including
collateralized mortgage obligations,	collateralized mortgage obligations,
mortgage-backed securities,	mortgage-backed securities,
stripped mortgage-backed securities,	stripped mortgage-backed securities,
and pass-through securities)	and pass-through securities)
Municipal bonds	Municipal bonds
Indexed securities	Indexed securities
Structured products	Structured products
Inverse floating rate obligations	Inverse floating rate obligations
Dollar-denominated foreign debt securities	Dollar-denominated foreign debt securities
Mortgage dollar rolls	Warrants[1]
Warrants[1]

PF AIM Blue Chip Fund	PF PIMCO Managed Bond Fund
Convertible securities	Foreign currency options and currency
Derivative instruments (whose value	forward contracts (to increase exposure
is derived from the value of one or	to foreign currency or to shift exposure
more blue chip securities)	to foreign currency fluctuations from one
Synthetic instruments (that have	country to another subject to the Fund's
economic characteristics similar to the Fund's direct blue chip investments) REITs (limit changed from 25% to 15% of Fund assets)	investment limitations as stated in the prospectus and or Statement of Additional Information and as part of the Fund's 20% limitation on foreign investments)
Short sales and short sales against the box[2]

1 The purchase of warrants is subject to a Nonfundmental Investment Restriction, which states that a fund may not purchase warrants if immediately after and as a result of such purchase more than 10% of the market value of the total assets of a fund would be invested in such warrants. Previously, the purchase of warrants was restricted to 5% of the fund's net assets, which included within such amount, but not to exceed 2% of the value of each fund's net assets, warrants that are not listed on the New York or American Stock Exchanges.

2 Pacific Fund's Nonfundamental Investment Restriction was amended to permit the PF PIMCO Managed Bond Fund to enter into short sales and short sales against the box.

PF INVESCO Health Sciences Fund	PF INVESCO Technology Fund

Derivative instruments (that have economic characteristics similar the Fund's direct investments and

all such investments may be

included in determining the

percentage of assets invested

in the health sciences sector)

Derivative instruments (that have

economic characteristics similar

the Fund's direct investments and

all such investments may be

included in determining the

percentage of assets invested

in the technology sector)

Effective July 1, 2002, Pacific Funds adopted the following Nonfundamental Investment Restriction in order to comply with Rule 35d-1, which went into effect July 31, 2002:

A fund may not change its policy on investing at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in a manner consistent with its name, if the fund has such a policy, without notifying shareholders 60 days prior to the change.